EXHIBIT

NEWSTAR BUSINESS CREDIT	8080 N. Central Expressway Suite 800 Dallas, TX 75206 P 214-242-5800 F 214-242-5810 www.newstarfin.com

March 23, 2012

Huntleigh USA Corporation

10332 Old Olive Street Road

St. Louis, Missouri 63141

Fax No.: (314)447-5106

Attention: Donna Shores

Re:	Reservation of Rights

Ladies and Gentlemen:

Reference is made to certain Loan and Security Agreement dated as of May 25, 2011, among Huntleigh USA Corporation ("Borrower"), NewStar Business Credit, LLC, as administrative agent ("Administrative Agent") and the "Lenders" (as defined therein) party thereto, as amended by the First Amendment to Loan and Security Agreement dated as of July 22, 2011, the Second Amendment to Loan and Security Agreement dated as of October 2, 2011 and the Third Amendment to Loan and Security Agreement dated as of December 30, 2011 (as may be amended, modified, extended or renewed from time to time, "Loan and Security Agreement"). Terms defined by the Loan and Security Agreement, where used herein, shall have the same meanings as are prescribed by the Loan and Security Agreement.

Certain Events of Default exist as a result of non-compliance by Borrower with the requirements of (a) Section 8A(e) of the Loan and Security Agreement, and (b) Sections 9.15(a) and 9.15(b) of the Loan and Security Agreement, in each case as of December 31, 2011 and January 31, 2012, respectively (collectively, the "Stated Events of Default ").

All rights and remedies of the Lender Parties under the Loan Documents, including without limitation all rights and remedies now or hereafter existing as a result of each of the Stated Events of Default, are expressly reserved. Without limiting the foregoing, the Lender Patties reserve the right to require strict compliance at all times with the Loan and Security Agreement and the other Loan Documents. In this connection, for so long as the Stated Events of Default exist and are not waived in accordance with the Loan and Security Agreement, the Lenders are not obligated to make Loans, and any requested Loans may be granted in whole or in part, declined in whole or in part, or conditioned, in each case by Administrative Agent in its sole discretion, without prior notice. Without limiting the foregoing, Administrative Agent reserves the right to accrue interest on the Obligations at the Default Rate, subject to the terms of the Loan and Security Agreement. Unless and until otherwise agreed in writing by Administrative Agent and the Lenders, any forbearance with respect to the Stated Events of Default or any other Default or Event of Default, the funding of any Loan or any other indulgence or extension of credit made or granted by the Lender Parties, from time to time, shall not constitute a course of dealing or a course of conduct or in any way obligate the Lender Parties to grant any additional forbearance or grant any additional request for a Loan or other extension of credit, or constitute a waiver of any rights and remedies of the Lender Patties in respect of the Stated Events of Default or any other Default or Event of Default, now existing or hereafter occurring, or otherwise impair any rights of the Lender Parties under the Loan Documents.

No conversations or unwritten agreements or understandings between or among Lender and Borrower shall be binding on Lender or waive or modify any of the matters specified herein.

Sincerely,

NEWSTAR BUSINESS CREDIT, as administrative agent

/s/ Greg Gentry

Greg Gentry, Senior Vice President

EXHIBIT

NEWSTAR BUSINESS CREDIT	8080 N. Central Expressway Suite 800 Dallas, TX 75206 P 214-242-5800 F 214-242-5810 www.newstarfin.com cc:

McLaughlin & Stem, LLP

260 Madison Avenue, 18th Floor New York, New York 10016

Fax No.: (212) 448-6277

Attention: David W. Sass, Esq.

Huntleigh USA Corporation

10332 Old Olive Street Road

St. Louis, Missouri 63141

Fax No.: (314) 447-5150

Attention: Richard Sporn, President

lCTS USA, Inc.

10332 Old Olive Street Road

St. Louis, Missouri 63141

Huntleigh USA Corporation

545 East John Carpenter Freeway, Suite 300

Irving, TX 75061

rsporn@huntleighysa.com

A Division of NewStar Financial, Inc.